SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS
                                AIM FUNDS GROUP

At a meeting held on February 6, 2003, the Board of Trustees of AIM Funds Group, on behalf of AIM Worldwide Spectrum Fund (the "Fund"), voted to change the name of the Fund to AIM Global Value Fund and to amend the Fund's investment strategies, so that the Fund could be managed with a value style as opposed to "growth at a reasonable price" investment style. These changes became effective April 30, 2003.

Further, at a meeting held on May 14, 2003, the Board of Trustees of AIM Funds Group, on behalf of AIM Global Value Fund (the "Fund"), approved additional changes to amend the Fund's investment strategies to permit the Fund to hold a portion of its assets in cash or cash equivalents on a regular basis for risk management purposes and to temper volatility.